FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached hereto is Registrant’s press release dated November 15, 2006 announcing that Registrant’s U.S. subsidiary, Spacenet Inc., has signed a five-year enterprise networking services contract extension with Sunoco.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rael Kolevsohn —————————————— Rael Kolevsohn General Counsel

Dated November 15, 2006

Gilat’s Spacenet subsidiary announces that Sunoco extends its network services contract and adds new satellite connectivity and network management services

Petah Tikva, Israel, November 15, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that its U.S. subsidiary, Spacenet Inc., has signed a five-year enterprise networking services contract extension with Sunoco. As part of the agreement, Spacenet is providing upgraded satellite networking and managed services at approximately 900 company-owned retail stores across the United States.

As part of the agreement, Sunoco stores will be upgraded to the Gilat SkyEdge™ VSAT platform, enabling faster speeds, stronger security and significantly improved bandwidth efficiency. In addition, Spacenet will also provide hybrid network management solutions and application services.

Spacenet President and COO Glenn Katz said, “Spacenet is delighted to announce this contract extension, and we look forward to continuing our successful network services relationship with Sunoco, one of the leaders in the petrochemical industry. Sunoco is one of a number of Spacenet customers that are upgrading their VSAT infrastructure to our next-generation technology platform and extending their investment in our highly reliable and cost-effective satellite networks. Spacenet is committed to providing Sunoco with first-rate customer support and advanced network solutions that will help them achieve their business requirements.”

About Sunoco

Sunoco, Inc., headquartered in Philadelphia, PA, is a leading manufacturer and marketer of petroleum and petrochemical products. With 900,000 barrels per day of refining capacity, over 4,700 retail sites selling gasoline and convenience items, approximately 5,400 miles of crude oil and refined product owned and operated pipelines and 38 product terminals, Sunoco is one of the largest independent refiner-marketers in the United States. Sunoco is a significant manufacturer of petrochemicals with annual sales of approximately five billion pounds, largely chemical intermediates used to make fibers, plastics, film and resins. Utilizing a unique, patented technology, Sunoco also has the capacity to manufacture over 2.5 million tons annually of high-quality metallurgical-grade coke for use in the steel industry. For additional information, visit Sunoco’s Web site at www.sunocoinc.com.

About Spacenet®

Founded in 1981, Spacenet Inc. is a leading provider of wireless and hybrid terrestrial broadband services for enterprise, government and home/small office customers in the United States and worldwide and serves more than 100,000 network endpoints. Spacenet’s services include its Connexstar™ commercial-grade WAN solutions designed for retail, energy, financial services, hospitality and government customers, as well as its StarBand® Internet access service, the pioneer in two-way direct-to-home broadband VSAT services. Spacenet also provides specialized VSAT-based solutions for disaster recovery, business continuity, remote and mobile communications needs. Spacenet is based in McLean, Virginia, and operates its own end-to-end services infrastructure including network management, field services and teleport facilities in McLean; Atlanta, Georgia; and Chicago, Illinois. Spacenet is a wholly owned subsidiary of Gilat Satellite Networks Ltd. (Nasdaq: GILT). Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni, Director of Corporate Marketing
Tel. + 972-3-925-2406; shirag@gilat.com

Spacenet Media Contact:
Stan Schneider, Schneider Communications
PH. (954) 435-3310; stan@schneidercom.com

Gilat IR:
Ayelet Shaked
Director of IR, Gilat Satellite Networks Ltd.
Tel: +972 2 925 2598
ayelets@gilat.com

Investor Contact: USA
Andrea Priest
The Global Consulting Group (GCG)
Tel: +1 (646) 284 9425
apriest@hfgcg.com